FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      April,       2005.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

     Enclosed is Domtar Inc.’s Press Release related to its Interim Unaudited Consolidated Financial Statements for the period ending March 31, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date: April 28, 2005	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru Corporate Secretary

395 de Maisonneuve Blvd. West
Montreal QC H3A 1L6
www.domtar.com

FOR IMMEDIATE RELEASE

DOMTAR POSTS NET EARNINGS OF $10 MILLION IN FIRST QUARTER OF 2005

Montreal, April 28, 2005 – Domtar Inc. announced today net earnings of $10 million ($0.04 per common share) in the first quarter of 2005 compared to a net loss of $44 million ($0.19 per common share) in the first quarter of 2004 and a net loss of $26 million ($0.11 per common share) in the fourth quarter of 2004.

Summary of results

(In millions of Canadian dollars, unless otherwise noted)

	Q1 2005	Q1 2004	Q4 2004
Sales	$1,259	$1,225	$1,209
Operating profit (loss) [1]	$34	($33)	($12)
Net earnings (loss)	$10	($44)	($26)
Net earnings (loss) per common share	$0.04	($0.19)	($0.11)
Excluding specified items [1] Operating profit (loss)	$35	($30)	($2)
Net earnings (loss)	$9	($40)	($20)
Net earnings (loss) per common share	$0.04	($0.18)	($0.09)

(1)	For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.

“Domtar returned to profitability in the first quarter of 2005 with net earnings of $10 million. The business environment was comparable to that which prevailed in the fourth quarter of 2004. Costs for freight, wood, chemicals and energy as well as a weak US dollar, continued to negatively impact our earnings,” stated Raymond Royer, President and Chief Executive Officer of Domtar. “However, we benefited from higher paper and lumber shipments, improved pulp and lumber average selling prices and, more importantly, from our resolve to pursue announced specific cost reduction initiatives. In fact, the ongoing efforts and quality of execution demonstrated by our employees have enabled us to reach approximately 45% of our goal to achieve a cost reduction run rate of $100 million by the end of 2005.”

“The Company also has reached an important step toward providing tailor-made paper solutions to its customers. Thus, on April 11 in New York, it introduced Domtar EarthChoice, a line of socially and environmentally responsible papers, endorsed by Rainforest Alliance, and destined to companies which are environmentally and brand conscious,” concluded Mr. Royer.

Operational review – first quarter 2005 compared to fourth quarter 2004

Papers	Q1 2005	Q4 2004	Variance

Operating profit (loss)	6	(12)	18
Operating profit (loss), excluding specified items	9	(13)	22

The $22 million improvement in operating profit excluding specified items in the Papers segment was mainly attributable to higher shipments for paper, higher average selling prices for pulp and lower overall costs due to, among others, the realization of savings stemming from restructuring activities. These factors were partially offset by lower shipments for pulp, lower average selling prices for paper and higher purchased wood and chemical costs.

Paper Merchants	Q1 2005	Q4 2004	Variance

Operating profit	5	4	1
Operating profit, excluding specified items	5	5	—

Operating profit excluding specified items in the Paper Merchants segment remained stable. Although shipments were up during the quarter, their benefits were offset by lower average selling prices.

Wood	Q1 2005	Q4 2004	Variance

Operating profit (loss)	6	(26)	32
Operating profit (loss), excluding specified items	6	(12)	18

The $18 million improvement in operating profit excluding specified items in the Wood segment was mainly attributable to higher average selling prices and shipments for lumber, as well as productivity gains. Partially mitigating the rise in operating profit were higher freight costs. As of January 1, 2005, the countervailing and antidumping duties rate has decreased from 27.22% to 20.95%. Since May 22, 2002, Domtar has made and expensed cash deposits of $159 million for export duties.

Packaging	Q1 2005	Q4 2004	Variance

Operating profit	13	19	(6)
Operating profit, excluding specified items	11	15	(4)

The $4 million decline in operating profit excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was attributable to lower average selling prices and higher energy costs.

Liquidity and capital – first quarter 2005 compared to fourth quarter 2004
Cash flows used for operating activities in the first quarter of 2005 amounted to $34 million compared to cash flows provided from operating activities of $36 million in the fourth quarter of 2004. The first quarter of the year is typically impacted by seasonally high requirements for working capital. Additions to property, plant and equipment amounted to $33 million in the first quarter of 2005 compared to $64 million in the fourth quarter of 2004. Free cash flow in the first quarter of 2005 was negative $62 million compared to positive $2 million in the fourth quarter of 2004.

Domtar’s total long-term debt increased by $93 million, largely due to additional net borrowings of $82 million and the negative impact of $11 million attributable to a stronger US dollar (based on month-end foreign exchange rates) on its US dollar denominated debt. Domtar’s net debt-to-total capitalization ratio as at March 31, 2005 stood at 50.6% compared to 49.5% as at December 31, 2004.

Domtar’s results for the first quarter of 2005 include a tax recovery adjustment of $6 million following the reassessment of a prior year’s income taxes by tax authorities.

Outlook
Although we experienced stronger overall shipments and higher average selling prices for most of our products in the first quarter of 2005 compared to the last quarter of 2004, market conditions are expected to remain challenging during the balance of the year. Costs for wood, chemicals and energy continue to put pressure on our margins. Nonetheless, we maintain our objective of delivering annualized targeted savings of $100 million by the end of the year.

Forward-looking statements
This press release contains statements that are forward-looking in nature. Statements including the words “believe,” “expect,” “anticipate,” “aim,” “target,” “plan,” “intend,” “continue,” “estimate,” “may,” “will,” “should,” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

First quarter 2005 results webcast
You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its first quarter 2005 results. It will take place at 4:30 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.

Domtar’s first quarter 2005 Management’s Discussion and Analysis (MD&A) is available on the Domtar corporate website at: www.domtar.com.

DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS 10,600 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION
DTC (TSX, NYSE)	Daniel Buron Senior Vice-President and Chief Financial Officer Tel.: (514) 848-5234 Email: daniel.buron@domtar.com	William George Vice-President, Marketing and Corporate Communications Tel.: (514) 848-6808 Email: william.george@domtar.com

Appendix

Notes to the summary of results

1.	Specified items

In Domtar’s view, specified items are items that do not typify normal operating activities.

(In millions of Canadian dollars, unless otherwise noted)

	Q1 2005			Q1 2004			Q4 2004
			Net
			earnings per			Net loss			Net loss
	Operating	Net	share (in	Operating		per share (in	Operating		per share (in
	profit	earnings	dollars)	loss	Net loss	dollars)	loss	Net loss	dollars)
As per GAAP*	34	10	0.04	(33)	(44)	(0.19)	(12)	(26)	(0.11)
Specified items:
Sales of property, plant and
equipment (a)	(3)	(3)		—	—		(29)	(17)
Closure and
restructuring costs (b)	6	4		8	6		40	27
Unrealized
mark-to-market
gains or losses (c)	(2)	(1)		(5)	(3)		(1)	(1)
Foreign exchange impact
on long-term debt (d)	—	(1)		—	1		—	(3)

	1	(1)	—	3	4	0.01	10	6	0.02

Excluding specified items	35	9	0.04	(30)	(40)	(0.18)	(2)	(20)	(0.09)

*	Except for operating profit which is a non-GAAP measure. See note 2.

a)	Sales of property, plant and equipment
Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

b)	Closure and restructuring costs Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.

c)	Unrealized mark-to-market gains or losses
Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

d)	Foreign exchange impact on long-term debt
Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

2.	Use of non-GAAP measures Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.

Operating profit (loss) is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss), as this measure enables it to compare its results between periods without regard to debt service or income taxes. As such, Domtar believes it would be useful for investors and other users to be aware of this measure so they can better assess Domtar’s performance. Domtar’s operating profit (loss) measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

Operating profit (loss) excluding specified items, net earnings (loss) excluding specified items, and net earnings (loss) per common share excluding specified items are non-GAAP measures. Domtar’s net earnings (loss) and net earnings (loss) per common share, determined in accordance with GAAP, as well as its operating profit (loss) for 2005 and 2004 included specified items that do not typify normal operating activities, in Domtar’s opinion. Accordingly, Domtar believes that it is useful for investors to be aware of specified items that adversely or positively affected its GAAP measures and operating profit (loss) in 2005 and 2004, and that the above-mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specified items. Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability and that of its business segments to service its debt and pay dividends to its shareholders and, as such, management believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s performance. Free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to total capitalization. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position. The Company therefore feels that it would be useful for investors and other users to be aware of this measure so they can better assess Domtar’s performance.